SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Blue Ridge Bankshares, Inc.
___________________________________________________
(Name of Issuer)

Common Stock, no par value per share
___________________________________________________
(Title of Class of Securities)

095825105
___________________________________________________
(CUSIP Number)

June 28, 2024
___________________________________________________
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095825105	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS WBI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,005,231*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,005,231*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,005,231*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%*
12	TYPE OF REPORTING PERSON PN
* Beneficial ownership based on (i) 73,503,647 shares of Common Stock outstanding as of June 30, 2024, as reported on the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2024 plus (ii) 2,004,000 shares of Common Stock underlying warrants held by the Reporting Persons.

CUSIP No. 095825105	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS White Bay Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,005,231*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,005,231*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,005,231*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%*
12	TYPE OF REPORTING PERSON CO
* Beneficial ownership based on (i) 73,503,647 shares of Common Stock outstanding as of June 30, 2024, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on July 22, 2024 plus (ii) 2,004,000 shares of Common Stock underlying warrants held by the Reporting Persons.

Item 1(a)	Name of Issuer:

Blue Ridge Bankshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1801 Bayberry Court
Suite 101
Richmond, Virginia 23226

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by WBI LP, a Delaware limited partnership (“WBI”), and White Bay Global, Inc., a United States Virgin Islands corporation (“WBG”).  WBG is the general partner of WBI. WBI and WBG are sometimes jointly referred to herein as the “Reporting Persons.”

WBI and WBG have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office:

The business address of WBI is 140 Broadway, 38th Floor, New York, NY 10005.
The business address of WBG is 4b Norre Gade, Charlotte Amalie, St Thomas, USVI 00802.

Item 2(c)	Citizenship:

WBI is organized under the laws of the State of Delaware. WBG is organized under the laws of the U.S. Virgin Islands.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value per share

Item 2(e)	CUSIP Number:

095825105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

N/A

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

WBI LP

	By:	White Bay Global, Inc., its General Partner

	By:	/s/ Elli Ausubel
	Name:	Elli Ausubel
	Title:	Treasurer

WHITE BAY GLOBAL, INC.

	By:	/s/ Elli Ausubel
	Name:	Elli Ausubel
	Title:	Treasurer

Dated: July 25, 2024